UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CARLOTZ, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

1142552108

(CUSIP Number)

Rebecca C. Polak

Chief Commercial Officer and General Counsel

CarLotz, Inc.

611 Bainbridge Street, Suite 100

Richmond, Virginia

(804) 728-3833

January 21, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 1142552108

1.	Name of Reporting Person Michael W. Bor
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,896,304 (1)
	8.	Shared Voting Power 1,905,186 (2)
	9.	Sole Dispositive Power 9,896,304 (1)
	10.	Shared Dispositive Power 1,905,186 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,801,490 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1% (3)
14.	Type of Reporting Person IN

(1)	Consists of 8,302,045 shares of Class A common stock, 1,506,153 shares of Class A common stock issuable upon exercise of options and 88,106 shares of Class A common stock issuable upon the vesting of restricted stock units. 1,377,935 options to purchase shares of Class A common stock are exercisable as of January 21, 2021. The remaining 128,218 options to purchase shares of Class A common stock and the 88,106 restricted stock units vest in four equal annual installments beginning January 21, 2022.
(2)	Consists of 952,593 shares of Class A common stock held in trust by Katherine G. Bor, Trustee of the Michael W. Bor 2020 Irrevocable Family Trust dated October 16, 2020 (the “Family Trust”) and 952,593 shares of Class A common stock held in trust by Michael W. Bor, Trustee of the Michael W. Bor 2020 Qualified Grantor Retained Annuity Trust dated October 16, 2020 (the “GRAT Trust”).
(3)	Calculations of percentage ownership in this Schedule 13D are based upon a total of 113,670,060 shares of Class A common stock outstanding as of January 21, 2021. The percentage ownership of Michael W. Bor also takes into account 1,377,935 shares of Class A common stock issuable upon the exercise of option to acquire shares of Class A common stock owned by Mr. Bor that are exercisable within 60 days. In accordance with the rules of the Securities and Exchange Commission (the “SEC”) governing beneficial ownership, the calculation of beneficial ownership includes shares of Class A common stock that Mr. Bor has the right to acquire within 60 days but does not include any other shares of Class A common stock issuable upon the exercise of any other outstanding options, vesting of restricted stock units or otherwise.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A common stock”), of CarLotz, Inc., f/k/a Acamar Partners Acquisition Corp. (the “Issuer”). The principal executive offices of the Issuer are located at 611 Bainbridge Street, Suite 100, Richmond, Virginia 23224. The Issuer’s Class A common stock is listed on the Nasdaq Global Market under the symbol “LOTZ”.

Item 2. Identity and Background

(a) Michael W. Bor (the “Reporting Person”)

(b) The principal business address for the Reporting Person is 611 Bainbridge Street, Suite 100, Richmond, Virginia 23224.

(c) Michael W. Bor serves as the Chief Executive Officer and Chairman of the board of directors of the Issuer. The principal executive office of the Issuer is located at 611 Bainbridge Street, Suite 100, Richmond, Virginia 23224.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On January 21, 2021 (the “Closing Date”), the Issuer consummated the previously announced business combination pursuant to that certain Agreement and Plan of Merger, dated as of October 21, 2020 (as amended by Amendment No. 1, dated December 16, 2020, the “Merger Agreement”), by and among CarLotz Group, Inc., f/k/a CarLotz, Inc. (“Former CarLotz”), the Issuer and Acamar Partners Sub, Inc. (“Merger Sub”). Pursuant to the terms of the Merger Agreement, Merger Sub merged (the “Merger”) with and into Former CarLotz, with Former CarLotz surviving the merger as a wholly owned subsidiary of the Issuer.

Pursuant to the Merger Agreement, each share of Former CarLotz common stock was converted into $4.946 in cash, 10.1927 shares of Class A common stock and a contingent and non-assignable right to an additional 1.1242 shares of Class A common stock (“Earnout Shares”). Each vested or unvested option to acquire shares of Former CarLotz common stock was converted into a cash amount per option, a number of options, each exercisable for one share of Class A common stock, and a number of restricted stock units with respect to shares of Class A common stock that will vest if certain conditions are met within five years of the Closing Date (“Earnout RSUs”). By way of example, a Former CarLotz option to purchase one share of Former CarLotz common stock with an exercise price of $6.82 was converted into $4.631 in cash, 10.1927 options, each with an exercise price of $0.638 per option and exercisable for one share of Class A common stock, and 1.0524 Earnout RSUs, each representing the right to receive, upon vesting, one share of Class A common stock.

One-half of the Earnout RSUs will vest and one-half of the Earnout Shares will be issued, if at any time prior to the first business day following the end of the 60 months following the Closing Date (the “Forfeiture Date”), the reported closing trading price of the Class A common stock exceeds $12.50 per share (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Class A common stock) for 20 out of any 30 consecutive trading days during such 60-month period and the other half of the Earnout RSUs will vest and the other half of the Earnout Shares will be issued if, at any time prior to the Forfeiture Date, the reported closing trading price of the Class A common stock exceeds $15.00 per share (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Class A common stock) for 20 out of any 30 consecutive trading days during such 60-month period. All of the Earnout RSUs will vest and all of the Earnout Shares will be issued if there is a change of control of the Issuer that will result in the holders of the Class A common stock receiving a per share price equal to or in excess of $10.00 (as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the Class A common stock) prior to the Forfeiture Date. All of the Earnout RSUs that remain outstanding and unvested and Earnout Shares that remain unissued on the Forfeiture Date will be forfeited on the Forfeiture Date.

Pursuant to a Subscription Agreement dated as of October 21, 2021 in connection with the execution of the Merger Agreement, Mr. Bor committed to purchase 166,000 shares of Class A common stock at a purchase price of $10.00 per share, conditioned on all conditions set forth in the Merger Agreement having been satisfied or waived and other customary closing conditions. Mr. Bor consummated such purchase on the Closing Date, prior to the closing of the Merger, with a portion of the cash consideration from the Merger.

As part of the Merger, Mr. Bor received 8,302,045 shares of Class A common stock, 1,377,935 options to purchase shares of Class A common stock, 138,000 Earnout RSUs and 897,341 Earnout Shares, the Family Trust received 952,393 shares of Class A common stock and 105,064 Earnout Shares and the GRAT Trust received 952,393 shares of Class A common stock and 105,064 Earnout Shares.

Following the Merger on the Closing Date, Mr. Bor received a grant of 128,218 options to purchase shares of Class A common stock at $11.35 per share and 88,106 restricted stock units, all of which vest in four equal annual installments beginning January 21, 2022.

The information set forth in Item 4 and Item 6 of this Schedule 13D is incorporated by reference herein.

Item 4. Purpose of Transaction

The Reporting Person became the beneficial owner of more than 5% of the outstanding shares of Class A common stock upon his receipt, on the Closing as part of the Merger and the other transactions described in Item 3 above, of the following securities:

•	166,000 shares of Class A common stock purchased by Mr. Bor on the Closing Date;

•	8,302,045 shares of Class A common stock issued to Mr. Bor in exchange for his shares of Former CarLotz common stock;

•	952,593 shares of Class A common stock issued to the Family Trust in exchange for its shares of Former CarLotz common stock;

•	952,592 shares of Class A common stock issued to the GRAT Trust in exchange for its shares of Former CarLotz common stock;

•	options to acquire 1,377,935 shares of Class A common stock received by Mr. Bor in exchange for his options exercisable for shares of Former CarLotz common stock, all of which were exercisable as of January 21, 2021; and

•	options to acquire 128,218 shares of Class A common stock at $11.25 per share and 88,106 restricted stock units granted to Mr. Bor on the Closing Date following the Merger, all of which vest in four equal annual installments beginning January 21, 2022.

From time to time, the Reporting Person may acquire beneficial ownership of additional shares of Class A common stock, additional options and other equity awards, warrants or other securities convertible, exchangeable or exercisable for shares of Class A common stock by either (i) acquisition or purchase in the open market or in privately-negotiated transactions or otherwise or (ii) receipt from the Issuer of future compensatory equity incentive awards for which he qualifies, including, but not limited to, any stock option, share appreciation right, restricted share award, restricted share unit award, performance award, other share-based award or other cash-based award related to the Class A common stock. In addition, from time to time, the Reporting Person may determine, to the extent permitted by the lock-up arrangements (the “Lock-Up Arrangements”) set forth in the Registration Rights and Lock-Up Agreement, dated as of January 21, 2021, by and among the Issuer, Acamar Partners Sponsor I LLC (the “Sponsor”) and certain former shareholders of Former CarLotz, including the Reporting Person, the Family Trust and the GRAT Trust, (i) to dispose of all or a portion of the shares of Class A common stock (or securities exercisable for, exchangeable or convertible into shares of Class A common stock) that are beneficially owned by the Reporting Person and over which the Reporting Person has investment power in the open market or in privately-negotiated transactions or otherwise or (ii) to the extent permitted by law and the policies of the Issuer, to engage in hedging or pledging transactions with respect to the shares of Class A common stock or other securities of the Issuer. The Reporting Person may sell, purchase, hold, vote, trade, dispose of or otherwise deal in shares of Class A common stock or other equity, debt or other securities of the Issuer or its affiliates at times, and in such manner, as he deems advisable, to the extent permitted by the Lock-Up Arrangements and the transfer restrictions imposed by the instruments governing securities of the Issuer or by applicable law.

Except as set forth in this Schedule 13D, the Reporting Person has no current plans or proposals that relate to, or would result in:

(a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s certificate of incorporate or bylaws or instruments corresponding thereto or other actions that may impeded the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended (the “Securities Act”); or

(j) Any action similar to any of those enumerated above.

The Reporting Person reserves the right to formulate other plans or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in (a) through (j) above. The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

In addition, in his roles as the Chief Executive Officer and Chairman of the board of directors of the Issuer, Mr. Bor has the ability directly or indirectly to influence the management and policies of the Issuer. In his capacity as the Chief Executive Officer and Chairman of the board of directors, Mr. Bor may from time to time discuss matters related to clauses (a) through (j) of Item 4 of this Schedule 13D with members of management or directors of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors and may take actions with respect to such matters in his capacity as Chief Executive Officer and Chairman of the board of directors of the Issuer.

The information set forth in Items 5 and 6 of this Schedule 13D is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

(a) As of January 21, 2021, Mr. Bor may be deemed to beneficially own an aggregate of 11,801,490 shares of Class A common stock, representing approximately 10.1% of the outstanding shares of Class A common stock, and consisting of 8,302,045 shares of Class A common stock, 1,506,153 shares of Class A common stock issuable upon exercise of options and 88,106 shares of Class A common stock issuable upon the vesting of restricted stock units owned directly by Mr. Bor, 952,593 shares of Class A common stock held in the Family Trust and 952,593 shares of Class A common stock held in the GRAT Trust. 1,377,935 options to purchase shares of Class A common stock are exercisable as of January 21, 2021. The remaining 128,218 options to purchase shares of Class A common stock and the 88,106 restricted stock units vest in four equal annual installments beginning January 21, 2022 and are not included in the calculation of Mr. Bor’s ownership percentage.

(b) As of January 21, 2021, Mr. Bor has:

•	sole power to vote or direct the vote of 9,896,304 shares of Class A common stock;

•	shared power to vote or direct the vote of 1,905,186 shares of Class A common stock;

•	sole power to dispose or direct the disposition of 9,896,304 shares of Class A common stock;

•	shared power to dispose or direct the disposition of 1,905,186 shares of Class A common stock.

(c) Except as otherwise described in Item 4 and Item 6 and elsewhere in this Schedule 13D, no transactions in the Class A common stock were effected by the Reporting Person in the past 60 days.

(d) Except as set forth herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A common stock beneficially owned by the Reporting Person.

(e) Not applicable.

The information set forth in Items 4 and 6 is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3, 4 and 5 is incorporated by reference herein.

Stockholders Agreement

On January 21, 2021, the Issuer, TRP Capital Partners, LP (“TRP”), the Sponsor and the Mr. Bor (together with TRP and the Sponsor, the “Stockholder Parties”) entered into a stockholders agreement (the “Stockholders Agreement”) pursuant to which (A) (i) for so long as TRP holds at least 10% of the issued and outstanding shares of the Issuer, TRP will have the right to nominate two directors for election to the board of directors of the Issuer, (ii) for so long as the Sponsor, or, in case the Sponsor is dissolved, the individuals identified in Exhibit A to the Stockholders Agreement collectively, holds at least 3% of the issued and outstanding shares of the Issuer, the Sponsor will have the right to nominate two directors to the board of directors of the Issuer (at least one of whom will be an independent director), (iii) for so long as Mr. Bor is the chief executive officer of the Issuer or he, together with the Family Trust and the GRAT Trust, holds at least 10% of the issued and outstanding shares of the Issuer, he will be nominated for election to the board of directors of the Issuer and (iv) the remaining directors, all of which must be independent directors, will be nominated by the Nominating and Corporate Governance Committee, (B) the size of the board of directors of the Issuer will initially be set at nine members, and thereafter may be changed from time to time by resolution of the board of directors of the Issuer in accordance with the Issuer’s certificate of incorporation, and (C) the Issuer’s certificate of incorporation shall provide that the Issuer shall have a classified board of directors, with three classes of directors.

Registration Rights and Lock-Up Agreement

On January 21, 2021, the Issuer entered into the Registration Rights and Lock-Up Agreement with the Holders, including Mr. Bor, requiring the Issuer to, among other things, file a registration statement to register the resale of certain shares of the Class A common stock held by the Holders within 45 days after the Closing Date and to use reasonable best efforts to cause such registration statement to be declared effective as soon as possible after such initial filing , but no later than the earlier of (i) the 90th day (or the 120th day if the SEC notifies that it will “review” such registration statement) following the Closing Date and (ii) the 10th business day after the date the SEC notified that such registration statement will not be “reviewed” or will not be subject to further review. In addition, pursuant to the terms of the Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, TRP, Mr. Bor and the Sponsor (the “Demanding Holders”) each have two demand rights under which they may demand, at any time and from time to time, that the Issuer file a registration statement on Form S-3 (or Form S-1 if Form S-3 is not available) to register the securities of the Issuer held by such Demanding Holder, and each may specify that such demand registration take the form of an underwritten offering pursuant to such registration statement. Once the resale registration statement has been filed and declared effective, the Demanding Holders have unlimited rights to request the Issuer register an underwritten offering pursuant to such registration statement. Holders will also have “piggy-back” registration rights, subject to certain requirements and customary conditions. The Registration Rights and Lock-Up Agreement provides that the Issuer will pay certain expenses relating to such registrations and indemnify the Holders against (or make contributions in respect of) certain liabilities that may arise under the Securities Act.

The Registration Rights and Lock-Up Agreement further provides for the securities of the Issuer held by certain of the Holders to, subject to certain exceptions, be locked-up until the earliest of: (i) 180 days from the Closing Date; (ii) the last consecutive trading day where the last reported sale price of the Class A common stock equals or exceeds $12.00 per share for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing Date; or (iii) such date on which the Issuer completes a liquidation merger, stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

1	Agreement and Plan of Merger, dated as of October 21, 2020, by and among Acamar Partners Acquisition Corp., Acamar Partners Sub, Inc. and CarLotz, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed January 27, 2021).

2	Amendment No. 1 to Agreement and Plan of Merger, dated as of December 16, 2020, by and among Acamar Partners Acquisition Corp., Acamar Partners Sub, Inc. and CarLotz, Inc. (incorporated by reference to Exhibit 2.1.1 to the Issuer’s Current Report on Form 8-K filed January 27, 2021).

3	Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed October 22, 2020).

4	Registration Rights and Lock-Up Agreement, dated as of January 21, 2021, by and among the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed January 27, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2021	Michael W. Bor

	By:	/s/ Rebecca C. Polak
	Name:	Rebecca C. Polak
	Title:	Attorney-in-fact